UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13D
                      _______________
             Under the Securities Exchange Act of 1934

                     QUEPASA. COM, INC.
                    _______________________
                      (Name of Issuer)

             COMMON STOCK, PAR VALUE $.001 PER SHARE
              ________________________________
               (Title of Class of Securities)

                       74833W-10-7
                ________________________
                     (CUSIP Number)

     Gary Trujillo, One Arizona Center, 400 E. Van Buren, 4th floor,
                      Phoenix, AZ 85004
_____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications)

			August 31, 2001
           ________________________________________
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 74833W-10-7

______________________________________________________________________________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Mark D. Kucher
__________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)........................................................

     .........................................................

   (b)........................................................

     .........................................................
__________________________________________________________________________

3. SEC Use Only
     .........................................................
___________________________________________________________________________

4. Source of Funds (See Instructions)
   PF
___________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) .................
____________________________________________________________________________

6. Citizenship or Place of Organization
   CANADA
____________________________________________________________________________

7. Sole Voting Power Number of Shares
   1,657,672
____________________________________________________________________________

8. Shared Voting Power Beneficially Owned by
____________________________________________________________________________

9. Sole Dispositive Power Each Reporting Person
   1,657,672
____________________________________________________________________________

10. With Shared Dispositive Power
____________________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,657,672
____________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
____________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)
    9.33%
_____________________________________________________________________________

14. Type of Reporting Person (See Instructions)
    IN
_____________________________________________________________________________
_____________________________________________________________________________
                                   13D

CUSIP No. 74833W-10-7

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $.001 par value per share, of QuePasa.Com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

(a) Mark D. Kucher
(b) 1410-700 West Georgia St., Vancouver, British Columbia, Canada
(c) Present Principal Occupation: Reporting Person is a financier and financial consultant
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

(a) Reporting Person purchased shares of the issuer on the open market beginning on December 27, 2000. Reporting Person became a 5% stockholder on August 31, 2001.
(b) Reporting Person made the various purchases listed in Item 5 of this
    Schedule 13D for an aggregate amount of $170,320.64. The source of the funds for these purchases were personal funds of Reporting Person.

Item 4. Purposes of Transaction.

The Reporting Person's purposes for the acquisition of the Issuer securities may include, without limitation, plans or proposals such as the following:
(1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and
(11) other actions similar to any of those listed above.

Reporting Person intends to review its investment in the Issuer on a continuing basis and depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Issuer's Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to him, may in the future take such actions with respect to his investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time.

Item 5. Interest in Securities of the Issuer.


(a) Reporting Person beneficially owns 1,657,672 shares of common stock of Issuer, or approximately 9.33% of the outstanding shares of Issuers common stock.

(b) The Reporting Person has sole power to vote all shares set forth in item 5(a), above

(c) The following purchases were made on Nasdaq, on "Pink Sheets," and in private transactions on the following dates:

CUSIP No.74833W-10-7


Shares Purchased    Date Purchased    Purchase Price

5000                12/27/2000        0.125
587.5               12/28/2000        0.125
781.25              12/28/2000        0.15625
687.5               12/28/2000        0.125
812.5               12/28/2000        0.125
1000                12/28/2000        0.125
1562.5              12/28/2000        0.15625
8312.5              12/28/2000        0.16625
25                  12/28/2000        0.125
31.25               12/28/2000        0.15625
125                 12/28/2000        0.125
154.875             12/28/2000        0.125
212.5               12/28/2000        0.125
562.5               12/28/2000        0.15625
3281.25             12/26/2000        0.09375
4375                12/26/2000        0.125
93.75               12/29/2000        0.09375
93.75               12/29/2000        0.09375
112.5               12/29/2000        0.09375
187.5               12/29/2000        0.09375
281.25              12/29/2000        0.09375
281.25              12/29/2000        0.09375
468.75              12/29/2000        0.09375
468.75              12/29/2000        0.09375
468.75              12/29/2000        0.09375
468.75              12/29/2000        0.09375
899                 12/28/2000        0.155
2455                01/25/2001        0.1
1250                01/25/2000        0.125
50,000              01/31/2001        0.14
5500                02/06/2001        0.11
1250	            02/06/2001        0.125
3125                02/08/2001        0.125
3662.4              02/09/2001        0.12208
48577.53            02/09/2001        0.123234
660,541             08/31/2001        0.09
552,942             08/31/2001        0.10


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Describe any contracts, arrangements, understandings or relationships
(legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.


                              Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 2001
_________________
Date

/s/MARK D. KUCHER
_________________
Signature

Mark D. Kucher
_________________
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)